Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 8, 2007, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

New Plan Excel Realty Trust, Inc.

at

$33.15 Net Per Share

by

Super MergerSub Inc.

an affiliate of

Centro Properties Limited

Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), is offering to purchase all outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 4, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

•              there have been validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, that number of Shares that, when added to any Shares already owned by the Buyer Parties (as defined below) and their affiliates (but excluding any Shares acquired by exercising the Top-Up Option described below), represents at least a majority of the total number of votes entitled to be cast by the holders of outstanding Shares and shares of New Plan’s 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (the “Series D Preferred Shares”) (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Shares in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis (as defined below), at the Expiration Date (the “Minimum Tender Condition”), and

•              subject to certain exceptions, since the date of the Merger Agreement (as defined below), there has not occurred any change, event, effect or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a materially adverse effect on the assets, business, results of operations or financial condition of New Plan and its subsidiaries, taken as a whole.

The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

As used herein with respect to our ownership of Shares, a “fully diluted basis” assumes the exercise of all in-the-money options for Shares vested and exercisable as of the first date we accept Shares for payment pursuant to the Offer and 60 days thereafter.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 27, 2007 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among New Plan, Excel Realty Partners, L.P., a Delaware limited partnership, Super IntermediateCo LLC, a Maryland limited liability company and the direct parent of Purchaser (“Parent”), Purchaser and Super DownREIT MergerSub LLC, a Delaware limited liability company (together with Purchaser and Parent, the “Buyer Parties”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, MergerSub will be merged with and into New Plan, and New Plan will be the surviving corporation (the “Merger”), and each issued and outstanding Share (other than Shares owned by New Plan or any subsidiary of New Plan or by Purchaser) will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

The New Plan board of directors unanimously has approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, New Plan and the holders of Shares. The New Plan board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The purpose of the Offer is for Centro and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, New Plan. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger.

If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, the Buyer Parties and their affiliates own outstanding Shares representing a majority of the total number of votes entitled to be cast by the holders of outstanding Shares and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Shares in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis, the Buyer Parties will be able to effect the Merger without the affirmative vote of any other stockholder. The Buyer Parties have agreed pursuant to the Merger Agreement that all Shares acquired by Purchaser pursuant to the Offer or otherwise owned by the Buyer Parties and their affiliates will be voted in favor of the Merger.

New Plan has granted Purchaser the option (the “Top-Up Option”) to purchase a number of newly issued Shares of New Plan equal to the lowest number of Shares that, when added to the number of Shares already owned by the Buyer Parties and their affiliates (at the time of exercise of the Top-Up Option or the consummation of the Merger as a short-form merger under Section 3-106 of the Maryland General Corporation Law (the “MGCL”), whichever is greater), constitutes one Share more than 90% of the votes entitled to be cast by the holders of the outstanding Shares and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Shares in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis (taking into account the Shares to be issued pursuant to the Top-Up Option). The purchase price per Share for Shares under the Top-Up Option would be equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following completion of the Offer, the Buyer Parties and their affiliates own at least one Share more than 90% of the votes entitled to be cast by the holders of the outstanding Shares and Series D Preferred Shares, voting together as a class, on a fully diluted basis (taking into account Shares issued pursuant to the Top-Up Option), including Shares acquired in the Offer, during any subsequent offering period, through any exercise of the Top-Up Option or otherwise, Parent will effect a short-form merger of Purchaser into New Plan, with New Plan surviving, in accordance with the MGCL as soon as reasonably practicable.

No appraisal rights are available to holders of Shares in connection with the Offer or the Merger.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right to waive any conditions to the Offer (provided that the Minimum Tender Condition described above may be waived only with the prior written consent of New Plan), or modify the terms of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

Purchaser may elect to provide a subsequent offering period of between three and twenty business days upon expiration of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed (or a manually signed copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Centro, the Buyer Parties or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on New Plan’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—”Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree {LOGO}
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: (877) 750-5836
Banks and Brokers Call Collect: (212) 750-5833
March 8, 2007

WSJ—7.19” x 21”

24457  Taylor & Ives   Howard Balley
Farrington & Favia Inc.  (212) 685-4909
Taylor & Ives (212) 921-9300
March07/Taylor&Ives/24457-D-01
3/7/07      kk/jn         Proof 5  4  3